Comunicaciones Celulares, S.A.

Financial statements
At December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019

With report of independent auditors

Comunicaciones Celulares, S.A.

Financial statements

At December 31, 2019 and 2018 and for the each of the three years in the period ended December 31, 2019

Content

Report of Independent Auditors    1-2

Audited financial statements:

Statements of financial position    3
Statements of comprehensive income    4
Statements of changes in equity    5
Statements of cash flows    6-7
Notes to financial statements    8-60

Report of Independent Auditors

To the Shareholders and the Board of Directors of
Comunicaciones Celulares, S.A.

We have audited the accompanying financial statements of Comunicaciones Celulares, S.A., which comprise the statements of financial position as of December 31, 2019 and 2018, and the related statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

To the Shareholders and the Board of Directors of
Comunicaciones Celulares, S.A.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comunicaciones Celulares, S.A. at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards.

Adoption of IFRS 15, Revenue from Contracts with Customers; IFRS 9, Financial Instruments and IFRS 16, Leases

As discussed in Note 3 to the financial statements, the Company changed its method of accounting for revenue recognition from contracts with customers and for the classification, measurement, recognition and impairments of financial assets and financial liabilities as well as hedge accounting starting on January 1, 2018 due to the respective adoption of IFRS 15 “Contracts with customers” and IFRS 9 “Financial Instruments”. Additionally, the Company changed its method of accounting for leases starting on January 1, 2019 due to the adoption of IFRS 16 “Leases”.

/s/ Ernst & Young, S.A.
Ernst & Young, S.A.
Guatemala City, March 11, 2020

A-010-2020

Comunicaciones Celulares, S.A.
Statements of financial position

As at December 31, 2019 and 2018

(Expressed in thousands of Quetzals)

	Notes		2019 (1)		2018
Assets
Current assets
Cash	6	Q	1,126,999	Q	1,328,190
Accounts receivable, net	7		212,600		209,277
Accounts receivable from related parties	8		2,721,366		2,697,367
Inventories	10		-		5,436
Other assets	9		13,244		34,559
Contract assets, net	7		497,100		439,665
Other financial assets			164,483		141,484
Total current assets			4,735,792		4,855,978

Non-current assets
Property, plant and equipment, net	11		2,861,052		3,047,834
Intangible assets, net	12		897,835		593,446
Accounts receivable from related parties	8		3,986,797		3,393,835
Contract costs			18,766		18,966
Other non-current financial assets			6,825		1,885
Right-of-use assets			1,310,914		-
Total assets		Q	13,817,981	Q	11,911,944

Liabilities and equity
Current liabilities
Accounts payable	14	Q	473,402	Q	555,541
Accounts payable to related parties	8		379,511		271,675
Income tax payable	19		48,394		44,260
Accrued interest			180,324		171,446
Contract liabilities	16		216,449		180,184
Other accounts payable	15		47,507		42,728
Loans and lease liabilities	13		128,925		-
Total current liabilities			1,474,512		1,265,834

Non-current liabilities
Loans and lease liabilities	13		7,462,135		6,273,696
Provisions	17		279,190		247,872
Deferred income tax	19		20,055		15,956
Total liabilities			9,235,892		7,803,358

Equity
Issued capital	18		25,000		25,000
Retained earnings			2,668,584		2,455,271
Legal reserve	18		1,858,270		1,599,049
Other components of equity	18		30,235		29,266
Total equity			4,582,089		4,108,586
Total liabilities and equity		Q	13,817,981	Q	11,911,944

(1)	The Company adopted IFRS 16 effective January 1, 2019, using the modified retrospective approach. Prior periods have not been restated.

The accompanying notes are integral part of the financial statements.

Comunicaciones Celulares, S.A.
Statements of comprehensive income

For the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

	Notes		2019 (1)		2018		2017 (2)

Airtime		Q	7,023,895	Q	6,740,527	Q	6,728,654
Handsets and accessories			698,679		585,035		213,925
Advertisement			8,639		-		-
Subscriptions			576		2,755		4,070
Other income			201,717		177,736		154,796
Revenue from contracts with customers			7,933,506		7,506,053		7,101,445

Cost of sales	20		(1,373,306)		(1,131,334)		(698,244)
Gross profit			6,560,200		6,374,719		6,403,201

Operating expenses	21		(2,807,646)		(2,833,064)		(3,304,263)
Other expenses	22		(20,066)		(44,244)		(55,226)
Operating profit			3,732,488		3,497,411		3,043,712

Financial income	23.1		268,293		473,006		283,465
Financial expenses	23.2		(715,553)		(906,141)		(542,602)
Profit before income tax			3,285,228		3,064,276		2,784,575

Income tax expense	19		(535,355)		(508,676)		(484,931)
Net profit for the year			2,749,873		2,555,600		2,299,644

Other comprehensive income			-		-		-
Profit for the year		Q	2,749,873	Q	2,555,600	Q	2,299,644

(1)	The Company adopted IFRS 16 effective January 1, 2019, using the modified retrospective approach. Prior periods have not been restated.

(2)	The Company adopted IFRS 15 and 9 effective January 1, 2018 using the modified retrospective approach. Prior periods have not been restated.

The accompanying notes are integral part of the financial statements.

Comunicaciones Celulares, S.A.
Statements of changes in equity

For the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

	Notes		Issued capital		Retained earnings		Legal reserve		Other components of equity		Total equity

At January 1, 2017		Q	25,000	Q	2,005,115	Q	1,366,008	Q	22,540	Q	3,418,663
Transfer to legal reserve	18		-		(112,058)		112,058		-		-
Share-based incentive plan	18		-		-		-		3,174		3,174
Dividends	18		-		(2,129,103)		-		-		(2,129,103)
Profit for the period			-		2,299,644		-		-		2,299,644
At December 31, 2018			25,000		2,063,598		1,478,066		25,714		3,592,378
Effect on adoption of IFRS 15	3		-		286,170		-		-		286,170
Effect on adoption of IFRS 9	3		-		(30,443)		-		-		(30,443)
At January 1, 2018, restated (2)			25,000		2,319,325		1,478,066		25,714		3,848,105
Transfer to legal reserve	18		-		(120,983)		120,983		-		-
Share-based incentive plan	18		-		-		-		3,552		3,552
Dividends	18		-		(2,298,671)		-		-		(2,298,671)
Profit for the period			-		2,555,600		-		-		2,555,600
At January 1, 2019 (1)			25,000		2,455,271		1,599,049		29,266		4,108,586
Transfer to legal reserve	18		-		(259,221)		259,221		-		-
Share-based incentive plan	18		-		-		-		969		969
Dividends	18		-		(2,277,339)		-		-		(2,277,339)
Profit for the period			-		2,749,873		-		-		2,749,873
At December 31, 2019		Q	25,000	Q	2,668,584	Q	1,858,270	Q	30,235	Q	4,582,089

(1)	The Company adopted IFRS 16 effective January 1, 2019, using the modified retrospective approach. Prior periods have not been restated.

(2)	The Company adopted IFRS 15 and 9 effective January 1, 2018 using the modified retrospective approach. Prior periods have not been restated.

The accompanying notes are integral part of the financial statements.

Comunicaciones Celulares, S.A.
Statements of cash flows

For the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

	Notes		2019 (1)		2018		2017 (2)
Operating activities
Profit before income tax		Q	3,285,228	Q	3,064,276	Q	2,784,575
Adjustments to reconcile profit before income tax to net cash flows from operating activities:
Net loss from disposal of property, plant and equipment	22		19,747		43,932		54,922
Depreciation and amortization	21		991,047		1,011,006		1,077,378
Net unrealized exchange differences	23.1 23.2		44,109		168,254		(144,577)
Impairment of property, plant, equipment and intangibles	21		-		-		75,862
Estimate of expected credit losses	20		68,835		44,179		68,673
Share-based incentive plans	21		969		3,552		3,174
Deferred revenue	16		(3,988,821)		(3,832,050)		(3,566,458)
Interest	23.2		461,584		443,237		432,988
Accrued interest on asset retirement obligations	17		-		1,949		-

Net changes assets and liabilities
(Increase) decrease in:
Accounts receivable			(73,087)		65,330		(127,356)
Accounts receivable from related parties			(72,970)		12,059		(92,508)
Inventories			5,438		543		(2,743)
Other assets			40,470		(8,270)		(64)
Other financial assets			(27,956)		(12,264)		(60,791)
(Decrease) increase in:
Accounts payable			93,823		(1,369)		(193,580)
Accounts payable to related parties			82,846		(32,038)		8,315
Other accounts payable			(39,832)		(12,926)		23,858
Deferred revenue	16		4,023,745		3,761,534		3,602,436
Income tax paid	19		(527,122)		(510,991)		(478,149)
Net cash flows provided by operating activities			4,388,053		4,209,943		3,465,955

Investing activities
Loans granted to related parties	8		(2,992,876)		(3,480,866)		(2,220,977)
Loan repayments from related parties	8		164,779		377,169		131,173
Purchase of property, plant and equipment	11		(734,434)		(559,421)		(525,213)
Purchase of intangible assets	12		(399,719)		(163,995)		(172,173)
Cash received for the sale of assets	22		760		2,393		-
Net cash flows used in investing activities			(3,961,490)		(3,824,720)		(2,787,190)

Financing activities
Income tax withheld on dividends paid	18.3		(113,867)		(114,934)		(106,455)
Payment of dividends	18.3		-		(270,231)		(80,088)
Loan repayments to related parties	8		(7,065)		(99,045)		(2,110)
Loans granted from related parties	8		80,082		50,624		1,938
Repayment of leases			(150,565)		-		-
Interest paid			(436,339)		(423,808)		(418,156)

Comunicaciones Celulares, S.A.
Statements of cash flows

For the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

Net cash flows used in financing activities			(627,754)		(857,394)		(604,871)
(Decrease) increase net in cash			(201,191)		(472,171)		73,894
Cash at January 1			1,328,190		1,800,361		1,726,467
Cash at December 31	6	Q	1,126,999	Q	1,328,190	Q	1,800,361

	Notes		2019 (1)		2018		2017 (2)
Transactions not requiring cash
Capitalization of asset retirement obligation cost	11	Q	252	Q	374	Q	20,337
Right of use assets - additions			(29,333)		-		-
Dividends offset with accounts receivable from related parties	18.3		2,163,472		1,913,506		1,942,560
		Q	2,134,391	Q	1,913,880	Q	1,962,897

(1)	The Company adopted IFRS 16 effective January 1, 2019, using the modified retrospective approach. Prior periods have not been restated.

(2)	The Company adopted IFRS 15 and 9 effective January 1, 2018 using the modified retrospective approach. Prior periods have not been restated.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

1.	Corporate information

Comunicaciones Celulares, S.A. (the “Company” or “Comcel”) was incorporated under the laws of Guatemala on November 9, 1989, for an indefinite period in accordance with deed No. 72. The Company’s main business is the provision of telecommunication services, purchase, sale and distribution of cellular devices and airtime under the brand Tigo.

The Company’s offices are located in Km. 9.5 Carretera a El Salvador, building Plaza Tigo, Santa Catarina Pinula, Guatemala.

The Company is jointly controlled by Millicom International II NV, entity located in Luxembourg, and Miffin Associates Corp., entity located in Panama.

The financial statements of the Company for the year ended December 31, 2019, were authorized for issue by Management on March 11, 2020. These financial statements will be submitted for final approval to the Company’s shareholders’ board. Management expects them to be approved without amendments.

2.	Basis of preparation

2.1	Statement of compliance
The financial statements of Comunicaciones Celulares, S.A. at December 31, 2019 and 2018, have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

2.2	Basis of preparation and presentation currency
At December 31, 2019 and 2018, the financial statements have been prepared on an historical cost basis.

The financial statements are presented in thousands of Quetzals and all values are rounded to the nearest thousands, except when otherwise noted.

3.	Changes in accounting policies

IFRS 16 “Leases”

IFRS 16 “Leases” was effective for periods starting on January 1, 2019 and has been adopted by the Company as of that date using the modified retrospective approach with the cumulative effect of applying the new standard recognized in retained profits as of January 1, 2019.

The accounting policies adopted by the Company for the preparation of its financial statements as of December 31, 2019 are consistent with those that were used for the preparation of its financial statements as of December 31, 2018, except for the application of IFRS 16 Leases, as follows.

IFRS 16 Leases
IFRS 16, Leases, was required to be adopted effective January 1, 2019. On adoption, an additional lease liability of Q1,434 million and a right of use asset of Q1,448 million were recognized The impact of the adoption of the lease standard and the new accounting policies are further explained below. The application of this standard also affects the Company’s depreciation, operating and financial expenses, debt and other financing and leverage ratios. The application of the new standard resulted in a decrease in operating expenses by Q49.5 million and an increase in financial expenses by Q113 million as compared to what the Company’s results would have been if the Company had continued to follow IAS 17 in the year ended December 31, 2019. The change in presentation of operating lease expenses results in a corresponding increase in cash flows derived from operating activities and a decline in cash flows from financing activities.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

This note explains the impact of the adoption of IFRS 16 Leases on the Company’s financial statements and discloses the new accounting policies that have been applied from January 1, 2019.

The Company adopted the standard using the modified retrospective approach with the cumulative effect of applying the new standard recognized in retained earnings as of January 1, 2019. Comparatives for the 2018 and 2017 financial statements were not restated.

a)	Adjustments recognized on adoption of IFRS 16

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The right-of-use asset was measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 8.47%. Each lease commitment was individually discounted using a specific incremental borrowing rate, following a build-up approach including: risk-free rates, industry risk, country risk, credit risk at cash generating unit level, currency risk and commitment’s maturity.

For leases previously classified as finance leases the Company recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are only applied after that date.

Operating lease commitments disclosed as at December 31, 2018	Q	2,138,065
(+) Non lease components obligations		506
(-) Forecast of indexation included in the lease commitments not part of the IFRS 16 opening balances		(158,404)
(+) Other		11,488
Gross lease liabilities		1,991,655
Discounted using the lessee's incremental borrowing rate at the date of the initial application		(562,963)
Incremental lease liabilities recognized at January 1, 2019		1,428,692
(Plus): Finance lease liabilities recognized at December 31, 2018		5,395
Lease liabilities recognized at January 1, 2019	Q	1,434,087

Of which are:
Current lease liabilities	Q	123,098
Non-current lease liabilities		1,310,989
Total lease liabilities	Q	1,434,087

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

The application of IFRS 16 affected the following items in the statement of financial position on January 1, 2019:

Financial position		As at January 1, 2019 before application		Effect of adoption of IFRS 16		As at January 1, 2019 after application	Ref.

Assets
Property, plant & equipment, net	Q	3,047,834	Q	(5,868)	Q	3,041,966	(i)
Right-of-use assets (non-current)		-		1,447,990		1,447,990	(ii)
Other assets		34,559		(19,298)		15,261	(iii)
Liabilities
Lease liabilities (non-current)		-		1,310,989		1,310,989	(iv)
Lease liabilities (current)		-		123,098		123,098	(iv)
Other accounts payable	Q	42,728	Q	(5,395)	Q	37,333	(v)

(i)	Transfer of previously capitalized assets under finance leases to right-of-use assets.

(ii)	Initial recognition of right-of-use assets, transfer of previously recognized finance leases and of lease prepayments being part of the right-of-use assets’ costs at transition.

(iii)	Transfer of lease prepayments being part of the right-of-use assets’ costs at transition.

(iv)	Initial recognition of lease liabilities and transfer of previously recognized finance lease liabilities.

(v)	Transfer of previously recognized finance lease liabilities to new lease liabilities accounts.

The application of IFRS 16 also impacted the classifications within the statement of cash flows for the period starting January 1, 2019. Its application had nevertheless no significant impact on the Company's retained earnings.

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

•	The use of a single discount rate to a portfolio of leases with reasonably similar characteristics,

•	Reliance on previous assessments on whether leases are onerous,

•	The accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases,

•	The exclusion of initial direct costs for the measurement of right-of-use assets at the date of initial application, and

•	The use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Company has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Company relied on its assessment made when applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

b) Leases’ accounting policy applied from January 1, 2019 are as follows:

The Company leases various lands, sites, towers, offices, warehouses, retail stores, equipment and cars. Rental contracts are typically made for fixed periods but may have extension options as described below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

Through December 31, 2018, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to the statement of income on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable,

•	Variable lease payment that are based on an index or a rate,

•	Amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. The incremental borrowing rate applied can have a significant impact on the net present value of the lease liability recognized under IFRS 16.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of lease liability,

•	Any lease payments made at or before the commencement date less any lease incentives received,

•	Any initial direct costs, and

•	Restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the statement of comprehensive income. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

Furthermore, the Company has taken the additional following decisions in adopting the standard:

•	Non-lease components are capitalized (IFRS16.15)

•	Intangible assets are out of IFRS 16 scope (IFRS16.4)

According to the IFRS 16, lease term is defined as the non-cancellable period for which a lessee has the right to use an underlying asset, together with both: (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate if the lessee is reasonably certain not to exercise that option. The assessment of such options is performed at the commencement of a lease. As part of the assessment, the Company introduced the 'time horizon concept': the reasonable term under which the Company expects to use a leased asset considering economic incentives, management decisions, business plans and the fast-paced industry in which the Company operates in. The assessment must be focused on the economic incentives for Company to exercise (or not) an option to early terminate/extend a contract. The Company has decided to work on the basis the lessor will generally accept a renewal/not early terminate a contract, as there is an economic incentive to maintain the contractual relationship.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

The following new or amended standards became applicable for the current reporting period and did not have any significant impact on the Company’s accounting policies, disclosures and did not require retrospective adjustments.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial instruments” were effective for annual periods starting on January 1, 2018 and have been adopted by the Company as of that date using the modified retrospective approach.

IFRS 15 establishes a five-step model related to revenue recognition from contracts with customers.
Under IFRS 15, revenue is recognized at amounts that reflect the consideration that an entity expects to be entitled to receive in exchange for transferring goods or services to a customer. IFRS 15 mainly affects the timing of recognition of revenue as it introduces more differences between the billing and the recognition of the revenue. However, it does not affect the cash flows generated by the Company.

As a consequence of adopting this Standard, the Company has identified the following impacts:

1)
Some revenue is recognized earlier, as a larger portion of the total consideration received in a bundled contract is attributable to the component delivered at contract inception (i.e. typically a subsidized handset). Therefore, this produces a shift from service revenue (which decreases) to the benefit of telephone and equipment revenue. This results in the recognition of a contract asset on the statement of financial position, as more revenue is recognized upfront, while the cash will be received along the subscription period (which is usually between 12 to 36 months).

2)
The cost incurred to obtain a contract (mainly commissions) is now capitalized in the statement of financial position and amortized over either the average customer retention period or the contract term, depending on the circumstances. This results in the recognition of contract costs being capitalized under non-current assets on the statement of financial position.

3)	There are no material changes for the purpose of determining whether the Company acts as principal or an agent in the sale of products.

4)	The presentation of certain amounts on the statement of financial position has been changed to reflect the terminology of IFRS 15:

a.	Contract assets recognized in relation to service contracts.
b. Contract costs in relation to capitalized costs incurred to obtain a contract (mainly commissions).
c. Contract liabilities in relation to service contracts were previously included in trade and other payables

The Company has adopted the standard using the cumulative catch-up transition method. Hence, the cumulative effect of initially applying the standard has been recognized as an adjustment to the opening balance of retained earnings at January 1, 2018 and comparatives have not be restated in accordance with the transitional provisions in IFRS 15. The impact on the opening balance of retained earnings at January 1, 2018 is summarized in the table set out at the bottom of this section.

Additionally, the Company has decided to take some of the practical expedients allowed by the standard, such as:

•	The Company does not adjust the transaction price for the means of a financing component whenever the period between the transfer of a promised good or service to a customer and the

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

associated payment is one year or less; when the period is more than one year the significant financing component is adjusted, if it is material.

•
The Company discloses in the financial statements the transaction price allocated to unsatisfied performance obligations only for contracts that have an original expected duration of more than one year (e.g. unsatisfied performance obligations for contracts that have an original duration of one year or less will not be disclosed).

•	The Company applies the practical expedient not to disclose the price allocated to unsatisfied performance obligations, if billing is equal to accounting revenue.

•
The Company applies the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

IFRS 9 Financial Instruments
IFRS 9 addresses the classification, measurement and recognition, and impairment of financial assets and financial liabilities as well as hedge accounting. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value, and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the Company’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. A final standard on hedging (excluding macro-hedging) was issued in November 2013 which aligned hedge accounting more closely with risk management and allows to continue hedge accounting under IAS 39. IFRS 9 also clarifies the accounting for certain modifications and exchanges of financial liabilities measured at amortized cost.

The application of IFRS 9 did not have an impact for the Company on classification, measurement and recognition of financial assets and financial liabilities compared to IAS 39, but it has a limited impact on impairment of trade receivables and contracts assets (IFRS 15) as well as on amounts due from joint ventures and related parties – with the application of the expected credit loss model instead of the current incurred loss model. Similarly to IFRS 15 adoption, the Company adopted the standard using the cumulative catch-up transition method and therefore not restated comparative periods. Hence, the cumulative effect of initially applying the standard has been recognized as an adjustment to the opening balance of retained earnings at January 1, 2018 and comparatives have not be restated in accordance with the transitional provisions in IFRS 9. The impact on the opening balance of retained earnings at January 1, 2018 is summarized in the table set out at the bottom of this section. Finally, the clarification introduced by IFRS 9 on the accounting for certain modifications and exchanges of financial liabilities measured at amortized cost did not have an impact for the Company.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

The application of the IFRS 15 and the IFRS 9 had the following impacts on the Company’s financial position at January 1, 2018:

Financial position		At January 1, 2018, before adoption		Effect of adoption of IFRS15		Effect of adoption of IFRS 9		Total effect of adoptions		At January 1, 2018, after adoption	Reference

Assets
Current
Contract assets	Q	178,806	Q	289,297	Q	(9,534)	Q	279,763	Q	458,569	(i)
Accounts receivable		286,280		-		(20,909)		(20,909)		265,371	(ii)
Non-current
Contract costs		-		18,367		-		18,367		18,367	(iii)
Deferred tax assets		11,838		-		-		-		11,838	(v)
Liabilities
Current
Contract liabilities		(248,110)		(1,336)		-		(1,336)		(1,336)	(iv)
Non-current
Deferred income tax		-		(20,158)		-		(20,158)		(20,158)	(v)
Equity
Retained earnings	Q	2,063,598	Q	286,170	Q	(30,443)	Q	255,727	Q	2,319,325	(vi)

(i)	Contract assets mainly represent subsidized handsets as more revenue is recognized upfront while the cash will be received along the subscription period (which is usually between 12 and 36 months).

(ii)	Effect of the application of the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

(iii)	This mainly represents commissions capitalized and amortized over the average contract term.

(iv)
This mainly represents deferred revenue for goods and services not yet delivered to customers that will be recognized upon the goods are delivered and the services are provided to customers. The balance also comprises the revenue from the billing of subscription fees or ‘one-time’ fees at the inception of a contract that are deferred and will be recognized over the average customer retention period or the contract term.

(v)	Tax effects of the above adjustments.

(vi)	Cumulative catch-up effect.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

At January 1, 2018, there is no impact on the statement of cash flows.

The following summarizes the impact on the statement of comprehensive income of the adoption of the IFRS 15 and 9 as compared to previous standard and interpretations:

Comprehensive income		At January 1, 2018, before adoption		Effect of adoption of IFRS15		Effect of adoption of IFRS 9		At January 1, 2018, after adoption	Reference

Revenue	Q	7,473,475	Q	32,578	Q	-	Q	7,506,053	(i)
Cost of sales		(676,439)		(394,998)		(59,896)		(1,131,334)	(ii)
Operating expenses		(3,228,661)		395,597		-		(2,833,064)	(ii)
Income tax expense	Q	(506,396)	Q	(2,280)	Q	-	Q	(508,676)	(iii)

(i)	Mainly for the shifting in the timing of revenue recognition due to the reallocation of revenue from postpaid service (over time) to telephone and equipment revenue (point in time).

(ii)
Mainly for the reallocation of costs for selling devices due to shift from postpaid service revenue to telephone and equipment revenue. As well as the capitalization and amortization of contract costs.

(iii)	Tax effects of the above adjustments.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

Financial position for the year ended December 31, 2018		Amounts prepared under the previous IFRS		Effect of adoption of IFRS15		Effect of adoption of IFRS 9		Amounts prepared under current IFRS adoption	Reference

Assets						-
Contract assets (current)	Q	125,409	Q	314,256	Q	-	Q	439,665	(i)
Contract costs (non-current)		-		18,966		-		18,966	(ii)
Account receivable		318,125				(108,848)		209,277	(iii)
Liabilities
Contract liabilities (current)		177,594		2,590		-		180,184	(iv)
Income tax payable		41,826		2,280		-		44,106	(v)
Deferred tax liabilities (non-current)		(4,201)		20,157		-		15,956
Equity
Retained profits	Q	2,151,647	Q	308,194	Q	-	Q	2,459,841	(vi)

(i)
Contract asset mainly represents subsidized handsets as more revenue is recognized upfront while the cash will be received along the subscription period (which are usually between 12 to 36 months). Throughout the period ended December 31, 2018 no material impairment loss has been recognized.

(ii)	This mainly represents commissions capitalized and amortized over the average contract term.

(iii)	Effect of the application of the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

(iv)
This mainly represents deferred revenue for goods and services not yet delivered to customers that will be recognized upon the goods are delivered and the services are provided to customers. The balance also comprises the revenue from the billing of subscription fees or ‘one-time’ fees at the inception of a contract that are deferred and will be recognized over the average customer retention period or the contract term.

(v)	Represents the tax payable to Superintendence of Tax Administration for transactions carried during the year ended December 31, 2018.

(vi)	Cumulative catch-up effect and IFRS 15 effect in the current period.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

Amendment to IFRS 9 Financial Instruments, on prepayment features with negative compensation
This amendment confirms that when a financial liability measured at amortized cost is modified without this resulting in de-recognition, a gain or loss should be recognized immediately in profit or loss. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. This means that the difference cannot be spread over the remaining life of the instrument which may be a change in practice from IAS 39.

The Company expects this amendment to have an impact in the future on the financial statements in case of a modification of a financial liability measured at amortized cost. The amendment is effective for annual periods beginning on January 1, 2019.

IFRIC 23 Uncertainty over Income Tax Treatment
The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	How an entity considers changes in facts and circumstances

The Company determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty.

The Company applies significant judgement in identifying uncertainties over income tax treatments. Since the Company operates in a complex international environment, it assessed whether the Interpretation had an impact on its financial statements.

Upon adoption of the Interpretation, the Company considered whether it has any uncertain tax positions, particularly those relating to transfer pricing.

The Company determined, based on its tax compliance and transfer pricing study, that it is probable that its tax treatments will be accepted by the taxation authorities. Therefore, the Interpretation did not have an impact on the financial statements of the Company.

Amendments to IFRS 9: Prepayment Features with Negative Compensation
Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are “solely payments of principal and interest the principal amount outstanding” (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of an event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. These amendments had no impact on the financial statements of the Company.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

Amendments to IAS 19 Employee Benefits on plan amendment, curtailment or settlement
These amendments require an entity to:

•	Use updated assumptions to determine current service cost and net interest for the reminder of the period after a plan amendment, curtailment or settlement; and

•
Recognize in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognized because of the impact of the asset ceiling.

The amendments had no impact on the financial statements of the Company as it did not have any plan amendments, curtailments, or settlements during the period.

Amendments to IAS 28: Long-term interests in associates and joint ventures
The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures.

These amendments had no impact on the financial statements as the Company does not have long-term interests in its associate and joint venture.

Annual improvements 2015–2017
IFRS 3 Business Combinations
The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early application permitted.

These amendments had no impact on the financial statements of the Company as there is no transaction where joint control is obtained.

IFRS 11 Joint Arrangements
An entity that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in IFRS 3. The amendments clarify that the previously held interests in that joint operation are not remeasured.

An entity applies those amendments to transactions in which it obtains joint control on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early application permitted.

These amendments had no impact on the financial statements of the Company as there is no transaction where a joint control is obtained.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

IAS 12 Income Taxes
The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognized those past transactions or events.

An entity applies the amendments for annual reporting periods beginning on or after 1 January 2019, with early application permitted. When the entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period.

Since the Company’s current practice is in line with these amendments, they had no impact on its financial statements.

IAS 23 Borrowing Costs
The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

The entity applies the amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after 1 January 2019, with early application permitted.

Since the Company’s current practice is in line with these amendments, they had no impact on its financial statements.

4.	Summary of significant accounting policies

The following are the most significant accounting policies adopted by the Company in the preparation of its financial statements:

4.1	Functional currency and transactions in foreign currency

4.1.1	Foreign currency
The functional currency of the Company is the Quetzal. The Company records its transactions in foreign currency, any currency other than the functional currency, at the current exchange rate at the date of each transaction. When determining the financial position and the results of its operations, the Company values and adjusts its monetary assets and liabilities stated in foreign currency at the current exchange rate at the date of the statement of financial position. The exchange differences resulting from the application of these procedures are recognized in the results of the year in which they occur.

4.1.2	Current versus non-current classification
The Company presents the statement of financial position based on current and non-current classification.

An asset is classified as current when the Company expects to realize the asset, or has the intention of selling or consuming such asset, during its normal operating cycle; it is held primarily for the purpose of trading; expects to realize the asset within twelve months after the reporting date; or the asset is cash or cash equivalent, except if it is restricted and it cannot be used to cancel a liability during the following twelve months after the reporting date. The Company classifies the rest of its assets as non-current assets.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

A liability is classified as current when the Company expects to settle the liability in its normal operating cycle; it is maintained for the purposes of trading; it must be settled within twelve months after the reporting date; or when the Company has not an unconditional right to defer the settlement of the liability for at least twelve months after the reporting date. The Company classifies the rest of its liabilities as non-current liabilities.

Assets and liabilities related to deferred income taxes are classified by the Company as non-current assets and liabilities, in all cases.

4.2	Cash
The Company holds cash in bank accounts and does not hold any cash equivalents at December 31, 2019 or 2018. For the purposes of the statements of cash flows, cash is presented by the Company net of bank overdrafts, if any.

4.3	Financial instruments
The valuation of the financial instruments of the Company is determined through the amortized cost or fair value, as defined below:

Amortized cost - The amortized cost is calculated using the effective interest rate method less any impairment allowance. The calculation takes in consideration any award or discount in the acquisition and includes transaction costs and fees that are an integral part of the effective interest rate.

Fair value - The fair value of a financial instrument that is negotiated in an organized financial market is determined by reference to prices quoted in this financial market for negotiations completed at the date of the statement of financial position. For those financial instruments for which there is no active financial market, the fair value is determined using valuation techniques. Such techniques may include the use of recent market transactions between interested, fully informed parties who act independently; references to the fair values of another substantially similar financial instrument; and discounted cash flows and other valuation models.

4.4	Financial assets

4.4.1	Recognition and initial measurement of financial assets
Financial assets are classified, at initial recognition, as subsequently measured at cost, fair value through, fair value through other comprehensive income, and fair value though profit and loss.

The classification and measurement of its financial assets at initial recognition reflects the business model in which the financial assets are managed and the characteristics of the contractual cash flows of the financial assets.

The Company recognizes all its financial assets initially at fair value plus the costs directly attributable to the transactions, except for financial assets valued at fair value through changes in profit or loss, for which these costs are not considered. The Company recognizes the purchase or sale of financial assets on the date of each transaction, which is the date on which the Company commits to purchase or sell a financial asset.

The Company’s financial assets include cash, accounts receivable, accounts receivable from related parties and other financial assets.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

Financial assets at amortized cost
Financial assets are measured at amortized cost when the following conditions are met:
(a) the financial asset is maintained within a business model whose objective is to obtain contractual cash flows; and
(b) the contractual terms of the financial asset establish specific dates for the cash flows derived only from payments to principal and interest on the outstanding balance.

4.4.2	Subsequent measurement of the financial assets
The subsequent measurement of financial assets depends on its classification as described below:

Accounts receivable, accounts receivable from related parties and other financial assets
These financial assets are non-derivative financial assets with fixed or determined payments that are not quoted in an active market. After their initial recognition, these financial assets are measured by the Company at their amortized cost using the effective interest rate method less an impairment allowance. Profits or losses are recognized in the results when the accounts receivable are derecognized or impaired, as well as through the process of amortization.

The Company maintains a provision for expected credit losses of accounts receivable based on its historical credit loss experience.

4.4.3	Impairment of financial assets
The Company recognizes an estimate for expected credit losses on financial assets recorded at amortized cost in profit or loss or on financial assets recorded at fair value through changes in other comprehensive income using the simplified approach. The simplified approach does not require an entity to track the changes in credit risk, but, instead, requires the entity to recognize a loss allowance based on lifetime Expected Credit Losses (ECLs) at each reporting date. The Company has established a provision matrix that is based on its historical loss experience, adjusted for forward looking factors specific for debtors and the economic environment.

The Company considers that a financial asset is in default when the contractual payments are over 90 days overdue. However, in certain cases, the Company may also consider that a financial asset is in default when internal or external information indicates that it is unlikely that the Company will receive the outstanding contractual amounts in full before taking into account any credit enhancements maintained by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

4.4.4	Derecognition of financial assets
Financial assets are derecognized by the Company when the rights to receive the cash flows of the financial assets expire; or, when the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass through” arrangement and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset. No such transfer of financial assets has occurred in 2019, 2018 or 2017.

4.5	Financial liabilities

4.5.1	Recognition and initial measurement of financial liabilities
The financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at the date of its initial recognition.

The Company recognizes all its financial liabilities initially at the fair value at the date of the acceptance or contracting of the liability, reduced for, in the case of loans and borrowings, directly attributable transaction costs.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

The financial liabilities of the Company include accounts payable, accounts payable to related parties, accrued interest and loans.

4.5.2	Subsequent measurement of financial liabilities
The subsequent measurement of the financial liabilities depends on its classification as described below:

Accounts payable, accounts payable to related parties, accrued interest and loans
After the initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method. The Company recognizes gains or losses in the income statement when the financial liability is derecognized as well as through the accretion process.

4.5.3	Derecognition of financial liabilities
The financial liabilities are derecognized by the Company when the obligation has been paid, is cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized through income.

4.6	Inventories
Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated cost of completion and the estimated costs necessary to make the sale. Cost of inventories includes all cost derived from their acquisition, as well as other costs incurred to give them their status and current location. Inventories in transit are recorded at the invoice cost.

4.7.	Property, plant and equipment
Property, plant and equipment are stated initially and subsequently at its purchase cost less accumulated depreciation and impairment losses, if any. Such cost includes the cost of replacing parts of plant and equipment when this cost is incurred, if it meets the requirement for recognition. Depreciation and disbursements for repair and maintenance which do not meet the conditions for recognition as assets, are expensed in the year in which they are incurred.

Depreciation is calculated under the straight-line method over the useful life estimated for each type of asset. The residual value of the depreciable assets, the estimated useful life and depreciation methods are annually reviewed by Management and adjusted when necessary, at the end of each financial year, and adjusted prospectively, if it is required.

A detail of estimated useful lives is presented below:

Estimated useful life

Generators	4 years
Primary network	Between 4 and 7 years
Towers and civil works	Between 10 and 15 years
Customer premise equipment	3 years
Other network equipment	Between 5 and 15 years
Buildings	Between 5 and 40 years
Other assets	Between 1 and 5 years

Construction and installation costs are charged to temporary accounts and subsequently transferred to the corresponding asset accounts, once the works are completed. These works in process include all disbursements directly related to the design, development and construction of towers or other assets, plus the financial costs attributable to the works.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

Improvements to leased properties under operating lease agreements are depreciated under the straight-line method calculated over the term of the corresponding lease agreements.

The estimated costs of the Company’s obligations for dismantling and future disposal of non-financial assets installed on leased property, are capitalized to the corresponding assets and amortized during the term of lease of the property. The amount of the depreciation of these estimated costs is recognized in profit and loss. The amount of the corresponding provision will be reduced as the future cash disbursements are performed.

A component of property, plant and equipment is derecognized when it is disposed or the Company does not expect future economic benefits from its use. Any loss or gain originated from the disposal of the asset, calculated as the difference between its net carrying value and the sales proceeds, is recognized in the results of the year in which the transaction occurs.

4.8	Intangible assets
Intangible assets acquired separately are measured at initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, as appropriate. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is recognized in profit or loss in the period in which the expenditure is incurred. The Company currently does not have any capitalized development costs.

The useful lives of intangible assets are defined as finite or indefinite. Intangible assets with finite lives are amortized under the straight-line method over the estimated useful lives of the assets, which are assessed by the Company on a yearly basis. The amortization expense for intangible assets is recognized in the income statement of the year in which they are incurred. Intangible assets with indefinite useful lives are not amortized and on a yearly basis, or when facts or circumstances indicate that the recorded values may not be recovered, the Company test them for impairment. If such indication exists, and the carrying value exceeds the recoverable amount, the Company values the assets or the cash generating unit at its recoverable amount.

Gains or losses arising from disposal of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of profit or loss when incurred.

4.8.1    Frequency licenses, network programs and patents
Radio frequency licenses were granted to the Company by government entities for an initial term of between 12 and 15 years. During 2012, an extension of such licenses for an additional term of 20 years was obtained, upon which the licenses will totally expire in 2032 and 2033. Licenses are assessed as having finite useful lives, thus their costs are amortized under the straight-line method based on the useful life of each license.

The network programs are software implemented by the Company for its commercial operation, it has been determined that it has a finite useful life, therefore it is amortized under the straight-line method based on its useful life which is 5 years.

4.8.2    Indefeasible right of use
Indefeasible rights-of-use are permanent contractual agreements that cannot be undone, for example rights to use cables, fibers or capacity. IRU contract are usually long term, commonly lasting up to 30 years. Depending on the type of system, it might be buying exclusive use of the one or more assets. Below is a summary of the IRU´s mainly used by the Company, together with the company´s position as to whether these are treated as leasing or service contracts.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

The main types of irrevocable rights of use (IRU) and capacity agreements are:

• Purchase of specific infrastructure,
• Purchase illuminated fiber capacity, or
• Exchange of network infrastructure or illuminated fiber capacity.

IRUs are accounted for either as a lease, or service contract based on the substance of the underlying agreement. The classification depends on the evaluation of the characteristics of the agreements.

A network capacity contract is counted as a lease if, and when:

•	The buyer has the exclusive right to capacity for a specific period and has the ability to resell (or sub-rent) the capacity;

•	Physical capacity physically limited and defined;

•	The buyer assumes all costs related to capacity (directly or not) including operation, administration and maintenance costs; and

•	The buyer assumes the risk of obsolescence during the term of the contract.

If all of these criteria are not met, the IRU is treated as a service contract.

An IRU of network infrastructure (cables or fiber) is accounted for as a right of use asset, while capacity IRU (wavelength) is accounted for as an intangible asset.

The costs of an IRU recognized as service contract is recognized as prepayment and amortized in the statement of income as incurred over the duration of the contract.

4.9	Impairment of non-financial assets
Management performs a review at each reporting date over the carrying values of its non-financial assets, with the purpose of identifying decreases in the value when facts or circumstances indicate that the recorded values could not be recoverable. If such indication exists and the carrying value exceeds the recoverable amount, the Company reduces the assets or cash-generating units to their recoverable value, defined as the highest amount between its fair value and its value in use. The adjustments generated by this concept are recorded in the results of the year in which they are determined.

The Company assesses at the end of each reporting period if there is any indication that a loss for impairment of the value previously recognized for a non-financial asset other than goodwill, has been reduced or no longer exists. If such indication exists, the Company reassesses the recoverable value of the asset and, if applicable, reverses the loss increasing the asset up to its new recoverable value, which should not exceed the net carrying value of the assets if impairment had not been previously recognized.

4.10	Provisions
A provision is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. The amount of the recorded provisions is periodically evaluated and required adjustments are recorded in the results of the year.

If the financial effect from discounting the provisions is material, these provisions are discounted to the present value of the disbursements needed to settle the corresponding obligations, using a pre-tax discount rate that fairly reflects, when appropriate, the time value of money and the risk specific to the liability. Where discounting is used, increases in the provision due to the passage of time are recognized as interest expense.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

4.11	Revenues from contracts with customers
Revenue from contracts with customers is recognized when the control of the goods and services has been transferred to the customer for an amount that reflects the consideration to which the Company expects to be entitled in exchange for such goods or services.

Bundled offers are considered arrangements with multiple deliverables or elements, which can lead to the identification of separate performance obligations. Revenue is recognized in accordance with the transfer of goods or services to customers in an amount that reflects the relative standalone selling price of the performance obligation (e.g. sale of telecom services, revenue over time plus sale of handset, revenue at a point in time).

Principal-agent considerations
Some arrangements involve two or more unrelated parties that contribute to providing a specified good or service to a customer. In these instances, the Company determines whether it has promised to provide the specified good or service itself (as a principal) or to arrange for those specified goods or services to be provided by another party (as an agent). For example, performance obligations relating to services provided by third-party content providers (i.e., mobile Value Added Services or “VAS”) or service providers where the Company neither controls a right to the provider’s service nor controls the underlying service itself are presented net because the Company is acting as an agent. The Company generally acts as a principal for other types of services where the Company is the primary obligor of the arrangement. In cases the Company determines that it acts as a principal, revenue is recognized in the gross amount, whereas in cases the Company acts as an agent revenue is recognized in the net amount.

4.11.1    Company’s most significant revenues streams are:

a)
Post-paid mobile subscription fees are recognized over the relevant subscribed service period (recurring monthly access fees that do not vary based on usage). The service provision is usually considered as a series of distinct services that have the same pattern of transfer to the customer.

b)
Prepaid scratch / SIM cards are services where customers purchase a specified amount of airtime or other credit in advance. Revenue is recognized as the credit is used. Unused credit is carried in the statement of financial position as a contract liability. Upon expiration of the validity period, the portion of the contract liability relating to the expiring credit is recognized as revenue, since there is no longer an obligation to provide those services.

c)
Revenues from sale of cellular devices and accessories are recognized once control of such goods is transferred to the distributor or the final client. That criteria are fulfilled when the customer has the ability to direct the use and obtain substantially all of the remaining benefits from those goods.

d)	Revenues for the use of network and platform are recognized considering the airtime sold by the related parties.

e)	Advertising revenues are recognized in the statement of comprehensive income in the period that the service is provided, and the invoice is issued.

4.12	Borrowing costs
The Company capitalizes as part of the cost of an asset, the borrowing costs directly attributable to the acquisition, construction, production or installation of an asset that necessarily requires a term to be able for using or selling. Borrowing costs include interest, exchange rate differences and other financial costs. Borrowing costs that do not meet the criteria for capitalization are recorded in income in the year in which they are incurred.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

4.13	Taxes
The Company offsets its current and deferred tax assets with current and deferred tax liabilities, respectively, if a legally enforceable right exists to set off the amounts recognized before the same taxation authority and when it has the intention to liquidate them for the net amount or to realize the asset and settle the liability simultaneously.

The Company recognizes income tax and deferred income tax in relation to other components in comprehensive income.

4.13.1    Current income tax
The Company calculates income tax by applying adjustments from certain items, affected by, or subject to income tax, in conformity with current tax regulations.

The current income tax, corresponding to the present and prior periods, is recognized by the Company as a liability if it is not settled. If the amount already paid, which relates to present and prior periods, exceeds the amount payable for those periods, the excess is recognized as an asset.

In Guatemala a company may elect between two tax regimes to determine their current income tax. The Company adopted the optional simplified tax regime based on gross revenues (Régimen Opcional Simplificado sobre Ingresos de Actividades Lucrativas) for determining their current income tax expense, which is based on a 5% rate on the gross monthly revenues up to Q30,000 and 7% for gross revenues in excess of said amount. Additionally, computed capital income and capital gains are taxed at the rate of 10%.

4.13.2	Deferred income tax
Deferred income taxes are determined using the liability method for all temporary differences that exist between the tax basis of the assets, liabilities and net equity and the amounts recorded for financial purposes at the date of the statement of financial position. The deferred income tax is calculated considering the income tax expected to apply to the period in which the asset is estimated will be realized or the liability will be settled. Assets for deferred revenues are recognized only when there is reasonable probability of its realization.

The carrying value of an asset for deferred taxes is subject to review at the date of each statement of financial position. The Company reduces the amount of the deferred tax asset, to the extent that it estimates that it will not have sufficient taxable earnings in the future to allow it to realize all or part of the benefits from the deferred tax asset. Likewise, at the financial period close, the Company reconsiders deferred tax assets that it had not previously recognized to determine if it is now probable that they will be realized and therefore, can be recognized.

4.13.3	Value added tax
Revenues from sales are recorded by the Company net of value added tax and a liability is recognized in the statement of financial position for the related value added tax. Expenses and assets acquired are recorded by the Company net of sales tax if the tax authorities credit these taxes to the Company, recognizing the accumulated amount receivable in the statement of financial position. When the sales tax incurred is not recoverable the Company includes it within the expense or asset, as applicable.

4.14	Judgments, estimates and significant accounting assumptions
The preparation of financial statements of the Company requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures, as well as the disclosure of contingent liabilities. However, the uncertainty about such judgments, estimates and assumptions could result in situations that require adjustments of relative importance over the recorded values of the assets and liabilities on future years.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

5.	Standards issued but not yet effective

International Financial Reporting Standards or their interpretations issued but not yet effective as of the date of issue of the Company’s financial statements are listed below. The standards or interpretations listed are those which Management believes may have an effect on the disclosures, position or financial performance of the Company when applied on a future date. The Company intends to adopt these standards or interpretations when they become effective.

Amendments to IFRS 3: Definition of a business
In October 2018, the IASB published amendments to the definition of a business according to IFRS 3 Business Combinations to help entities determine whether a set of activities and assets acquired is a business or not. Such amendments clarify the minimum requirements that constitute a business, eliminate the assessment of whether market participants are capable of replacing missing items, add guidance to help entities assess whether an acquired process is substantive, and synthesize the definitions of a business, and narrow the definitions of a business and products capable of being generated by a business. They also introduce an optional fair value concentration test. New illustrative examples were also provided along with the amendments.

The amendments are effective for annual periods beginning on or after January 1, 2020, and they apply prospectively to transactions or other events that occur on the date they become effective. Early adoption of the amendments is allowed and must be disclosed.

Amendments to IAS 1 and IAS 8: Definition of material
In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to achieve consistency in the definition of "materiality" between the standards and clarify certain aspects of their definition. The new definition states that “the information is material if its omission, inaccuracy or concealment can reasonably influence the decisions made by primary users of general purpose financial statements, based on these, which provide financial information about an reporting entity specific.”

The amendments to the definition of materiality are effective for annual periods beginning on or after January 1, 2020. The early adoption of the amendments is permitted and must be disclosed.

Revisions to the Conceptual Framework for Financial Information ("the Conceptual Framework"). The Conceptual Framework is not a standard, and none of its concepts are above those of any standard or the requirements of a standard.

The IASB published a review of the Conceptual Framework in March 2018, which establishes a comprehensive set of concepts for financial information, setting standards, guidance for preparers in developing consistent accounting policies and assisting others in their efforts to understand and interpret the rules. The Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities, as well as a new guide on measurement and derecognition, presentation and disclosure.

Changes in the Conceptual Framework may affect the application of IFRSs in situations where no standard is applied to a particular transaction or event.

For preparers of financial statements, the revised Conceptual Framework will become effective for annual periods beginning on or after January 1, 2020, however early adoption is permitted.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

6.	Cash

A summary of cash is presented below at December 31:

		2019		2018
Cash in banks:
In Dollars of the United States of America (“Dollars” or “US$”)	Q	778,638	Q	947,627
In Quetzals		348,361		380,563
	Q	1,126,999	Q	1,328,190

Cash deposited in bank accounts earns interest based on daily rates determined by the corresponding banks.

At December 31, 2019 and 2018 no restrictions of use of the balances in cash on banking accounts existed.

7.	Accounts receivable, net

The balance of accounts receivable is presented below at December 31:

		2019		2018

Accounts receivable	Q	318,530	Q	318,125
Contract assets		497,100		439,665
Less: estimate for expected credit losses		(105,930)		(108,848)
	Q	709,700	Q	648,942

Accounts receivable are non-interest bearing, their average term of collection generally extends up to 90 days from the date of the issuance of the invoice, are not subject to any discount for early payment and are recoverable in the functional currency of the financial statements, except for the amount of Q1,617 in 2019, which is recoverable in US$ (2018: Q1,592) (note 25).

Contract assets, net
The balance of contract assets is presented below:

		2019		2018

Accrued income	Q	140,905	Q	125,409
Contract assets (a)		356,195		314,256
	Q	497,100	Q	439,665

(a)
As at December 31, 2019 the Company has contract assets for Q356,195 (2018: Q314,256) that mainly represent subsidized handsets because more revenue is recognized upfront while the cash will be received throughout the subscription period.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

A detail of the rollforward of the estimate for expected credit losses is presented below:

		December 31
		2019		2018

Balance at the beginning of year	Q	108,848	Q	411,810
Allowance for the year (note 20)		68,835		44,179
Bad debts written-off		(71,753)		(368,050)
Changes on accounting policies		-		20,909
Balance at the end of year	Q	105,930	Q	108,848

An impairment analysis is performed on each closing date using a matrix of estimates to calculate the expected credit losses. Provisions are based on expired days for different types of customers.

The calculation reflects the weighted probability result, the time value of the money and a reasonable and bearable information about past events that is available at the closing date, current conditions and forecasts of future economic conditions.

During 2019, Q55,049 was impaired as result of the analysis of customers (contracts assets), due to non-payment (2018: Q661). (note 20)

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

Following is the information about the credit risk exposure in trade accounts receivable and in the Company's contractual assets using the Company’s approved provision matrix. An analysis of the ageing of the non-impaired accounts receivable is as follows at December 31:

At December 31, 2019		Contract assets		Current		Less than 30 days		Between 30 and 60 days		Between 61 and 90 days		>91 days
														Total

Amount of assessed assets:
Account receivable	Q	356,195	Q	187,600	Q	32,595	Q	8,947	Q	6,399	Q	82,989	Q	674,725
Accrued income		140,905		-		-		-		-		-		140,905
Expected credit loss		-		(3,898)		(8,634)		(5,585)		(4,824)		(82,989)		(105,930)
	Q	497,100	Q	183,702	Q	23,961	Q	3,362	Q	1,575	Q	-	Q	709,700

Expected credit loss (weighted average rate)				12%		32%		49%		57%		100%

At December 31, 2018		Contract assets		Current		Less than 30 days		Between 30 and 60 days		Between 61 and 90 days		>91 days
														Total

Amount of assessed assets:
Account receivable	Q	314,256	Q	190,102	Q	24,933	Q	10,450	Q	9,390	Q	83,250	Q	632,381
Accrued income		125,409		-		-		-		-		-		125,409
Expected credit loss		-		(5,017)		(8,681)		(6,170)		(6,180)		(82,800)		(108,848)
	Q	439,665	Q	185,085	Q	16,252	Q	4,280	Q	3,210	Q	450	Q	648,942

Expected credit loss (weighted average rate)				8%		29%		45%		65%		100%

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

8.	Balances and transactions with related parties

A summary of the balances and transactions with related parties is provided below at December 31:

	Country	Relation		2019		2018
Accounts receivable
Millicom International II N.V.	Luxembourg	Joint control	Q	2,767,072	Q	2,434,153
Miffin Associates Corp.	Panama	Joint control		2,264,881		1,990,876
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Associate		1,139,105		1,078,598
Navega.com, S.A.	Guatemala	Associate		465,986		537,094
Distribuidora Central de Comunicaciones, S.A.	Guatemala	Associate		25,570		-
Nexcel, S.A.	Guatemala	Associate		23,984		24,179
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate		10,132		6,553
Distribuidora de Comunicaciones de Occidente, S.A.	Guatemala	Associate		4,500		13,000
Cloud2Nube, S.A.	Guatemala	Associate		3,000		3,826
Telemóvil El Salvador, S.A. de C.V.	El Salvador	Associate		1,971		742
Telefónica Celular, S.A. de C.V.	El Salvador	Associate		1,312		657
Millicom International Cellular, S.A.	Luxembourg	Associate		260		64
Comunicaciones Corporativas, S.A.	Guatemala	Associate		250		1,450
Millicom Cable Costa Rica, S.A.	Costa Rica	Associate		105		-
Bolivia Cellular	Bolivia	Associate		17		-
Distribuidora de Comunicaciones de Oriente, S.A.	Guatemala	Associate		10		10
Navega, S.A. de C.V.	El Salvador	Associate		8		-
Total				6,708,163		6,091,202
Less: long-term portion				(3,986,797)		(3,393,835)
Short-term portion			Q	2,721,366	Q	2,697,367

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

	Country	Relation		2019		2018

Accounts payable
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate	Q	255,815	Q	189,984
Distribuidora Central de Comunicaciones, S.A.	Guatemala	Associate		38,722		1
Millicom International Cellular, S.A.	Luxemburg	Associate		27,255		19,794
Distribuidora Internacional de Comunicaciones, S.A.	Guatemala	Associate		15,305		11,355
Distribuidora de Comunicaciones de Oriente, S.A.	Guatemala	Associate		13,653		15,653
Industrias Masscardy, S.A.	Guatemala	Associate		9,859		8,715
Distribuidora de Comunicaciones de Occidente, S.A.	Guatemala	Associate		5,099		2,759
Molvis, S.A.	Guatemala	Associate		2,402		3,155
Empresa Eléctrica de Guatemala, S.A.	Guatemala	Associate		2,187		286
Cualirecursos, S.A.	Guatemala	Associate		1,582		-
Inmobiliaria y Desarrolladora Empresarial de América, S.A.	Guatemala	Associate		1,508		2,091
Telefónica Celular, S.A. de C.V.	Paraguay	Associate		1,442		1,874
Telemóvil El Salvador, S.A. de C.V.	El Salvador	Associate		1,216		1,500
Millicom Spain, S.L.	Spain	Associate		1,062		8,744
Megaprint, S.A.	Guatemala	Associate		789		596
Cloud2Nube, S.A.	Guatemala	Associate		661		220
Navega.com, S.A.	Guatemala	Associate		570		570
Inversiones Sochi, S.A.	Guatemala	Associate		300		-
Transportista Eléctrica Centroamericana, S.A.	Guatemala	Associate		43		42
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Associate		22		4,205
Telefonía Celular de Nicaragua, S.A.	Nicaragua	Associate		17		-
Equiman, S.A.	Guatemala	Associate		1		1
Comercializadora Eléctrica de Guatemala, S.A.	Guatemala	Associate		1		130
			Q	379,511	Q	271,675

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

A summary of the significant transactions with related parties is presented as follows for the year ended December 31:

	Country	Relation		2019		2018		2017
Revenues:
Revenues for use of network and platform
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate	Q	56,252	Q	50,597	Q	53,380
Navega.com, S.A.	Guatemala	Associate		5,406		6,569		8,378
			Q	61,658	Q	57,166	Q	61,758

Selling of airtime
Nexcel, S.A.	Guatemala	Associate	Q	1,710,171	Q	1,564,875	Q	1,430,727

Interconnection services
Telemóvil El Salvador, S.A. de C.V.	El Salvador	Associate	Q	2,060	Q	2,248	Q	2,560
Telefónica Celular, S.A. de C.V.	Honduras	Associate		2,043		2,475		2,483
			Q	4,103	Q	4,723	Q	5,043
Lease of websites
Navega.com, S.A.	Guatemala	Associate	Q	604	Q	1,007	Q	985

Income from links, data and fixed line
Navega.com, S.A.	Guatemala	Associate	Q	1,456	Q	1,499	Q	1,801
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Associate		20		19		20
			Q	1,476	Q	1,518	Q	1,821

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

	Country	Relation		2019		2018		2017
Other revenues
Millicom International II N.V.	Luxembourg	Joint control	Q	84,205	Q	51,880	Q	39,913
Miffin Associates Corp.	Panama	Joint control		70,605		41,701		33,147
Empresa Eléctrica de Guatemala, S.A.	Guatemala	Associate		1,548		1,691		1,595
Megaprint, S.A.	Guatemala	Associate		447		781		367
Industrias Masscardy, S.A.	Guatemala	Associate		447		393		449
Protección Integral, S.A.	Guatemala	Associate		216		286		-
Garda, S.A.	Guatemala	Associate		86		120		133
Transportista Eléctrica Centroamericana, S.A.	Guatemala	Associate		83		104		-
Energica, S.A.	Guatemala	Associate		66		1		1
Anacapri, S.A.	Guatemala	Associate		53		65		71
Millicom International Cellular, S.A.	Luxembourg	Associate		52		-		-
Almacenaje y Manejo de Materiales Eléctricos, S.A.	Guatemala	Associate		34		50		6
Las Azaleas, S.A.	Guatemala	Associate		24		12		32
Innovaprint, S.A.	Guatemala	Associate		19		24		24
Comercializadora Eléctrica de Guatemala, S.A.	Guatemala	Associate		19		3		-
Telefónica Celular, S.A. de C.V.	Honduras	Associate		-		631		-
Telemóvil El Salvador, S.A. de C.V.	El Salvador	Associate		-		529		-
Olomega, S.A.	Guatemala	Associate		-		-		47
Parinacota, S.A.	Guatemala	Associate		-		-		47
			Q	157,904	Q	98,271	Q	75,832

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

Expenses:
Services of payroll administration (note 21.1)
Distribuidora Central de Comunicaciones, S.A.	Guatemala	Associate	Q	377,425	Q	-	Q	-
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate		47,702		368,238		-
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Associate		-		-		345,100
			Q	425,127	Q	368,238	Q	345,100

Transmission of data and links
Millicom Spain, S.L.	Spain	Associate	Q	11,304	Q	12,094	Q	13,113

Services of interconnection
Telefónica Celular, S.A. de C.V.	Honduras	Associate	Q	6,119	Q	5,301	Q	5,191
Telemóvil El Salvador, S.A. de C.V.	El Salvador	Associate		2,621		3,644		3,757
Telefónica Celular de Bolivia, S.A.	Bolivia	Associate		-		-		5
			Q	8,740	Q	8,945	Q	8,953

	Country	Relation		2019		2018		2017
Telecommunications services
Navega.com, S.A.	Guatemala	Associate	Q	6,105	Q	6,105	Q	6,105

Building lease
Distribuidora de Comunicaciones de Occidente, S.A.	Guatemala	Associate	Q	29,838	Q	28,474	Q	27,786

Purchase of inventory of cell phones and cards
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate	Q	803,344	Q	696,549	Q	641,946

Network maintenance and lease of sites
Las Azaleas, S.A.	Guatemala	Associate	Q	216,439	Q	209,679	Q	206,543
Industrias Masscardy, S.A.	Guatemala	Associate		93,219		91,474		90,751
Molvis, S.A.	Guatemala	Associate		33,762		33,180		33,950
Equiman, S.A.	Guatemala	Associate		11,700		11,093		10,936
Inmobiliaria y Desarrolladora Empresarial de América, S.A.	Guatemala	Associate		9,105		6,876		5,581
Innovacel, S.A.	Guatemala	Associate		3,127		2,927		2,900
Olomega, S.A.	Guatemala	Associate		820		-		-
Transportista Eléctrica Centroamericana, S.A.	Guatemala	Associate		459		438		344
Parinacota, S.A.	Guatemala	Associate		234		222		211
Maquinaria de Occidente, S.A.	Guatemala	Associate		-		245		575
			Q	368,865	Q	356,134	Q	351,791

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

	Country	Relation		2019		2018		2017
Other services
Empresa Eléctrica de Guatemala, S.A.	Guatemala	Associate	Q	41,456	Q	37,415	Q	38,343
Supervisora de Occidente, S.A.	Guatemala	Associate		37,290		34,847		31,650
Cualirecursos, S.A.	Guatemala	Associate		16,283		2,395		-
Comercializadora Eléctrica de Guatemala, S.A.	Guatemala	Associate		12,190		10,876		12,308
Megaprint, S.A.	Guatemala	Associate		9,232		6,101		5,550
Nexcel, S.A.	Guatemala	Associate		4,344		4,095		3,882
Distribuidora Internacional de Comunicaciones, S.A.	Guatemala	Associate		3,527		-		-
Navega.com, S.A.	Guatemala	Associate		3,441		3,441		3,441
Inversiones Sochi, S.A.	Guatemala	Associate		2,686		1,369		-
Cloud2Nube, S.A.	Guatemala	Associate		2,400		2,400		2,400
Distribuidora de Comunicaciones de Oriente, S.A.	Guatemala	Associate		1,380		1,380		1,150
Manta, S.A.	Guatemala	Associate		644		659		841
Innovaprint, S.A.	Guatemala	Associate		393		392		381
Porada, S.A.	Guatemala	Associate		244		227		464
Firma de Auditoria y Asesoría Financiera, S.A.	Guatemala	Associate		144		202		186
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate		-		12,000		31,534
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Associate		-		45,000		45,276
Millicom Spain, S.L.	Spain	Associate		-		6,319		-
Distribuidora Central de Comunicaciones, S.A.	Guatemala	Associate		-		825		2,000
Energica, S.A.	Guatemala	Associate		-		12		-
Telemóvil El Salvador, S.A. de C.V.	El Salvador	Associate		-		9		-
Parinacota, S.A.	Guatemala	Associate		-		-		211
			Q	135,654	Q	169,964	Q	179,617

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

	Country	Relation		2019		2018		2017
Loans granted to related parties
Millicom International II N.V.	Luxembourg	Joint control	Q	1,553,831	Q	1,392,991	Q	1,148,246
Miffin Associates Corp.	Panama	Joint control		1,271,316		1,140,604		939,506
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Associate		85,280		756,600		64,056
Distribuidora Central de Comunicaciones, S.A.	Guatemala	Associate		25,570		-		-
Navega.com, S.A.	Guatemala	Associate		22,030		4		-
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate		21,341		154,259		57,369
Distribuidora de Comunicaciones de Occidente, S.A.	Guatemala	Associate		7,500		15,000		11,800
Cloud2Nube, S.A.	Guatemala	Associate		6,005		1,408		-
Telemovil El Salvador, S.A. de C.V.	El Salvador	Associate		3		-		-
Distribuidora de Comunicaciones de Oriente, S.A.	Guatemala	Associate		-		20,000		-
			Q	2,992,876	Q	3,480,866	Q	2,220,977

Dividends compensation:
Millicom International II N.V.	Luxembourg	Joint control	Q	1,189,910	Q	1,052,428	Q	1,068,408
Miffin Associates Corp.	Panama	Joint control		973,562		861,078		874,152
			Q	2,163,472	Q	1,913,506	Q	1,942,560

Repayments:
Navega.com, S.A.	Guatemala	Associate		94,160		127,604		114,600
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Associate		25,029		8,085		5,127
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate		21,559		209,415		1,996
Distribuidora de Comunicaciones de Occidente, S.A.	Guatemala	Associate		16,000		8,800		5,000
Cloud2Nube, S.A.	Guatemala	Associate		6,831		2,165		3,600
Comunicaciones Corporativas, S.A.	Guatemala	Associate		1,200		1,100		850
Distribuidora de Comunicaciones de Oriente, S.A.	Guatemala	Associate		-		20,000		-
			Q	164,779	Q	377,169	Q	131,173

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

	Country	Relation		2019		2018		2017
Loans granted by related parties
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate	Q	80,000	Q	1,558	Q	291
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Associate		78		12,333		792
Distribuidora Central de Comunicaciones, S.A.	Guatemala	Associate		4		16		403
Newcom Limited Bermuda	Bermuda	Associate		-		36,699		-
Navega.com, S.A.	Guatemala	Associate		-		12		-
Distribuidora de Comunicaciones de Oriente, S.A.	Guatemala	Associate		-		6		-
Cloud2Nube, S.A.	Guatemala	Associate		-		-		452
			Q	80,082	Q	50,624	Q	1,938
Loan repayments to related parties
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate	Q	5,000	Q	1,558	Q	291
Distribuidora de Comunicaciones de Oriente, S.A.	Guatemala	Associate		2,000		6		-
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Associate		61		12,331		793
Distribuidora Central de Comunicaciones, S.A.	Guatemala	Associate		4		18		574
Newcom Limited Bermuda	Bermuda	Associate		-		50,344		-
Distribuidora Internacional de Comunicaciones, S.A.	Guatemala	Associate		-		34,776		-
Navega.com, S.A.	Guatemala	Associate		-		12		-
Cloud2Nube, S.A.	Guatemala	Associate				-		452
			Q	7,065	Q	99,045	Q	2,110

Terms and conditions of transactions with related parties
The sales and purchases of goods and services between related parties are carried out at the prices and terms previously agreed between the parties. The accounts receivable and payable from and to related parties are unsecured and do not generate interest, except for the loans granted to Millicom International II N.V. and Miffin Associates Corp, which accrue interest of 3.06% annually at market rates as mentioned below. The maturity terms for accounts receivable and accounts payable from or to related parties extend up to 60 days from the corresponding invoices’ issue date, are not subject to any discount for early payment and are recoverable or payable in the functional currency of the financial statements, except for the balances indicated on note 25, risk of exchange rate section. During the years that ended on December 31, 2019, 2018 and 2017, the Company has not recorded any impairment over the accounts receivable from related parties.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

The loans received from or granted to related parties without interest or with interest at a different market rate are initially registered at their fair value, considering an interest rate of market for similar loans at the start of the loan, as stated by IFRS 9, 5.1.1. The difference between the amount of the loan and its fair value is recognized in equity as another component of the equity. At December 31, 2019, 2018 and 2017, loans received from (and granted to) related parties are payable or collectible at demand and classified as current assets or liabilities, except those granted to Millicom International
II N.V. and Miffin Associates Corp., which are long term and accrue interest at a market interest rate as detailed below:

Interests over granted loans	Country	Relation		2019		2018		2017

Millicom International II N.V.	Luxembourg	Joint control	Q	84,205	Q	51,880	Q	39,913
Miffin Associates Corp.	Panama	Joint control		70,605		41,701		33,147
			Q	154,810	Q	93,581	Q	73,060

9.	Other assets

		2019		2018

Prepayments	Q	12,753	Q	32,251
Prepayments to vendors		491		1,532
Value added tax		-		776
	Q	13,244	Q	34,559

10.	Inventories

		2019		2018
At cost:
Cell phones and equipment	Q	-	Q	5,436

No adjustments were made during the years ended on December 31, 2019 and 2018 regarding to the valuation of inventories at net realizable value.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

11.	Property, plant and equipment, net

A summary of the property, plant and equipment and accumulated depreciation for the year ended on December 31, 2019, is presented below:

		Balance at 12-31-2018		Additions (a)		Retirements		Transfers		Balance at 12-31-2019
Cost:
Generators	Q	253,750	Q	21,341	Q	(1,451)	Q	425	Q	274,065
Primary network		992,644		63,106		(76,969)		40,325		1,019,106
Towers and civil works		3,036,803		135,378		(211,938)		(5,261)		2,954,982
Customer premise equipment		26,927		4,025		(15,239)		28		15,741
Other network equipment		4,102,947		325,264		(397,481)		67,755		4,098,485
Buildings		249,343		14,784		(110,657)		4,392		157,862
Other assets		816,198		40,245		(117,671)		(388,277)		350,495
Work in process		158,392		130,543		(805)		(104,167)		183,963
Parts		3,759		-		(130)		(825)		2,804
Financial lease – other network equipment		7,478		-		-		(b) (7,478)		-
		9,648,241		734,686		(932,341)		(393,083)		9,057,503

Accumulated depreciation:
Generators		221,023		15,776		(1,451)		-		235,348
Primary network		652,500		91,585		(75,856)		53		668,282
Towers and civil works		1,985,422		255,979		(208,176)		12		2,033,237
Customer premise equipment		22,223		6,175		(15,239)		-		13,159
Other network equipment		2,755,677		330,629		(386,689)		(69)		2,699,548
Financial lease – other network equipment		1,610		623		-		(b) (2,233)		-
Buildings		174,646		13,120		(108,883)		-		78,883
Other assets		573,578		67,477		(116,961)		(269,828)		254,266
	Q	6,386,679	Q	781,364	Q	(913,255)	Q	(272,065)	Q	5,982,723

(a)	Q252 corresponds to the capitalization of the costs of the asset retirement obligation (note 17).

(b)	Q5,245 were reclassified as right of use due to the adoption of IFRS 16.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

		Balance at 12-31-2018		Additions		Transfers		Balance at 12-31-2019

Estimated impairment:
Generators	Q	1,001	Q	-	Q	-	Q	1,001
Primary network		17,094		-		-		17,094
Towers and civil works		515		-		-		515
Financial lease – Other network equipment		157,125		-		-		157,125
Buildings		7,171		-		-		7,171
Other assets		30,822		-		-		30,822
		213,728	Q	-	Q	-		213,728
Net book value	Q	3,047,834					Q	2,861,052

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

A summary of the property, plant and equipment and accumulated depreciation for the year ended on December 31, 2018, is presented below:

		Balance at 12-31-2017		Additions (a)		Retirements		Transfers		Balance at 12-31-2018
Cost:
Generators	Q	241,160	Q	17,659	Q	(6,958)	Q	1,889	Q	253,750
Primary network		1,036,621		46,927		(116,085)		25,181		992,644
Towers and civil works		2,981,306		96,766		(37,903)		(3,366)		3,036,803
Customer premise equipment		30,399		7,885		(11,743)		386		26,927
Other network equipment		4,850,749		234,547		(1,014,930)		32,581		4,102,947
Buildings		248,838		6,230		(5,376)		(349)		249,343
Other assets		811,234		67,237		(105,238)		42,965		816,198
Work in process		187,573		82,544		(209)		(111,516)		158,392
Parts		11,782		-		(2,685)		(5,338)		3,759
Financial lease – other network equipment		7,478		-		-		-		7,478
		10,407,140		559,795		(1,301,127)		(17,567)		9,648,241

Accumulated depreciation:
Generators		215,302		12,572		(6,950)		99		221,023
Primary network		693,533		85,960		(109,227)		(17,766)		652,500
Towers and civil works		1,767,049		251,332		(29,827)		(3,132)		1,985,422
Customer premise equipment		25,104		8,636		(11,743)		226		22,223
Other network equipment		3,372,282		392,099		(994,211)		(14,493)		2,755,677
Financial lease – other network equipment		987		623		-		-		1,610
Buildings		162,509		17,161		(4,977)		(47)		174,646
Other assets		559,351		85,635		(102,403)		30,995		573,578
	Q	6,796,117	Q	854,018	Q	(1,259,338)	Q	(4,118)	Q	6,386,679

(a)	Q374 corresponds to the capitalization of the costs of the asset retirement obligation (note 17).

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

		Balance at 12-31-2017		Additions		Retirements		Balance at 12-31-2018

Estimated impairment:
Generators	Q	1,001	Q	-	Q	-	Q	1,001
Primary network		17,094		-		-		17,094
Towers and civil works		515		-		-		515
Financial lease – Other network equipment		157,125		-		-		157,125
Buildings		7,171		-		-		7,171
Other assets		30,822		-		-		30,822
		213,728	Q	-	Q	-		213,728
Net book value	Q	3,397,295					Q	3,047,834

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

12.	Intangible assets, net

A summary of intangible assets and their accumulated depreciation for the year ended on December 31, 2019, is presented as follows:

		Balance at 12-31-2018		Additions		Retirements		Transfers		Balance at 12-31-2019
Cost:
Network programs	Q	1,233,174	Q	178,900	Q	(682,764)	Q	385,631	Q	1,114,941
Licenses		449,548		216,386		-		-		665,934
Other intangible assets		722		-		-		-		722
Intangible in process		26		-		-		(26)		-
Irrevocable right of use – IRU		139,058		4,433		-		-		143,491
		1,822,528		399,719		(682,764)		385,605		1,925,088
Accumulated amortization:
Network programs		886,382		187,233		(681,344)		269,832		662,103
Licenses		292,972		12,819		-		-		305,791
Other intangible assets		333		147		-		-		480
Irrevocable rights of use – IRU		48,948		9,484		-		-		58,432
		1,228,635		209,683		(681,344)		269,832		1,026,806
Estimated impairment:
Network programs		447		-		-		-		447
		447	Q	-	Q	-	Q	-		447
Net book value	Q	593,446							Q	897,835

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

A summary of intangible assets and their accumulated depreciation for the year ended on December 31, 2018, is presented as follows:

		Balance at 12-31-2017		Additions		Retirements		Transfers		Balance at 12-31-2018
Cost:
Network programs	Q	1,215,933	Q	132,902	Q	(133,214)	Q	17,553	Q	1,233,174
Licenses		449,548		-		-		-		449,548
Other intangible assets		704		18		-		-		722
Intangible in process		12		-		-		14		26
Irrevocable right of use – IRU		107,983		31,075		-		-		139,058
		1,774,180		163,995		(133,214)		17,567		1,822,528
Accumulated amortization:
Network programs		872,830		138,112		(128,678)		4,118		886,382
Licenses		281,835		11,137		-		-		292,972
Other intangible assets		189		144		-		-		333
Irrevocable rights of use – IRU		41,353		7,595		-		-		48,948
		1,196,207		156,988		(128,678)		4,118		1,228,635
Estimated impairment:
Network programs		447		-		-		-		447
		447	Q	-	Q	-	Q	-		447
Net book value	Q	577,526							Q	593,446

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

13.	Loans and lease liabilities

The balance of loans and lease liabilities is as follows at December 31:

		2019		2018
Current
Lease liabilities current	Q	128,925	Q	-

Non-current
Loans
In US$
Credit Suisse AG (a)	Q	6,086,824	Q	6,099,376
In Quetzals
Banco Industrial, S.A. (b)		174,320		174,320
Subtotal		6,261,144		6,273,696
Lease liabilities
Lease liabilities non-current		1,200,991		-
Loans and lease liabilities non-current	Q	7,462,135	Q	6,273,696

(a)
In January 2014, the Company obtained a loan with Credit Suisse AG, Cayman Island Branch. Loan proceeds were funded by a bond issuance by Comcel Trust. The bonds were guaranteed by Comcel and listed on the Luxembourg Stock Exchange.

The maturity of this debt is 10 years at 6.875% fixed annual interest. Interest is payable bi-annually and the principal is payable upon maturity. The debt was used to pay off loans in effect at December 31, 2014, to continue with the capital investments, and for working capital. At December 31, 2019 and 2018, the total debt includes the discount granted when contracted, which is being amortized over the term of the loan.

(b)
Loan contracted in Quetzals on May 4, 2015, for Q174,320 for a term of 120 months. This loan accrues an annual fixed interest rate of 7.20%, which is payable monthly to Banco Industrial, S.A., a banking institution of Guatemala. The principal is due at maturity.

The bank loan movement is as follows at December 31:

		2019		2018

Beginning balance	Q	6,273,696	Q	5,947,545
Currency exchange differences		(12,552)		326,151
	Q	6,261,144	Q	6,273,696

A summary of the maturity of the long-term loans payable is as follows:

		2019

At December 31, 2024	Q	6,099,376
At May 4, 2025		174,320
	Q	6,273,696

These loans agreement contains various covenants requiring compliance by the Company. These covenants include certain quantitative limits on future borrowings, periodic financial statement reporting requirements, and other general terms and conditions.

At December 31, 2019 and 2018 and the Company was in compliance with all of the restrictive financial covenants contained within such agreement.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

14.	Accounts payable

		At December 31
		2019		2018

Local suppliers	Q	337,729	Q	282,349
Foreign suppliers		135,673		273,192
	Q	473,402	Q	555,541

The due dates for accounts payable extend up to 60 days from the corresponding documents or invoices’ issue dates, are not subject to any discount for early payment and do not generate interest; local suppliers are payable in the functional currency of the financial statements and foreign suppliers, in US Dollars.

15.	Other accounts payable

		At December 31
		2019		2018

Value added tax	Q	12,116	Q	-
Withholding tax payable		9,275		5,612
Obligations for financial leasing (a)		-		5,395
Others		26,116		31,721
	Q	47,507	Q	42,728

(a)	Transfer of previously recognized finance lease liabilities to new lease liabilities accounts.

The other accounts payable do not generate interest, are not subject to any discount for early payment, have a normal due date of 60 days after the invoice date and are payable in the functional currency of the financial statements.

16.	Contract liabilities

		At December 31
		2019		2018

Deferred revenue	Q	212,518	Q	177,594
Contract liabilities		3,931		2,590
	Q	216,449	Q	180,184

A summary of the annual movement of the contract liabilities account is shown below:

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

		At December 31
		2019		2018

Balances at the beginning of the year	Q	180,184	Q	248,110
New contract liabilities		1,341		2,590
Deferred revenue during year		4,023,745		3,761,534
Recognized in profit and loss		(3,988,821)		(3,832,050)
Balance at year end	Q	216,449	Q	180,184

17.	Provisions

The provisions for long-term retirement of assets are comprised at December 31 as follows:

		2019		2018		2017

Balance at beginning of year	Q	247,872	Q	258,900	Q	235,698
Addition of new sites (note 11)		252		374		25,750
Sites retired		(2,723)		(1,252)		(2,548)
Interest		-		1,949		-
Increase (decrease) in the provision for rate change		27,328		(12,099)		-
IRU provision		6,461		-		-
Balance at yearend	Q	279,190	Q	247,872	Q	258,900

The provision for asset retirement is created when the Company signs a lease contract for a property where the cell site will be installed, if the contract specifies that the property has to be subsequently returned as it was initially delivered to the Company.

In determining the fair value of the provision, assumptions and estimates are made in relation to discount rates, the expected cost to dismantle and remove the equipment from the site and the expected timing of those costs. The Company estimates that the costs will be realized during 15 years’ time, the related contract term, and calculates the provision using the discounted free cash flows method using a discount rate of 7.48% (2018: 9.84%).

18.	Equity

18.1	Issue capital
The capital at December 31, 2019 and 2018 was comprised of 500 common shares with a nominal value of Q50 each, equivalent to Q25,000. These shares are fully subscribed and paid.

18.2	Legal reserve
Upon articles 36 and 37 of the Commerce Code of Guatemala and its reforms by decree 18-2017, every corporation must annually separate five per cent (5%) of the net income of each year to increase the legal reserve. This reserve cannot be distributed in any way among the shareholders, until the liquidation of the corporation. However, it can convert the excess amount into capital when it exceeds the fifteen per cent (15%) of the capital at the closing of the immediate preceding year, without prejudice of continue reserving the annual five per cent (5%) previously mentioned.

18.3	Dividends declared
During the years ended on December 31, 2019, 2018 and 2017, the Company declared dividends amounting to Q2,277,339 (including Q113,867 that were withheld from the shareholders as income tax) and Q2,298,671 (including Q114,934 that were withheld from shareholders as income tax), and

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

Q2,129,103 (including Q106,455 that were withheld from shareholders as income tax) equivalent to Q4,555, Q4,597 and Q4,258 per share, respectively. From the declared dividends in 2019, Q2,163,472 were compensated with accounts receivable from related parties, (in 2018, Q1,913,506 were compensated with accounts receivable from related parties and Q.270,231 paid in cash and in 2017, Q1,942,560 were compensated with accounts receivable from related parties and Q.80,088 paid in cash).

18.4	Other components of the equity

18.4.1	Shared-based incentive plan
There are two types of plans applicable to Comcel, sponsored by Millicom International Cellular, S.A., a deferred share plan and a future performance share plan.

These long-term incentives awards consist of a three-year deferred award and a performance share award plans. All issued shares are shares of Millicom International Cellular, S.A. (or MIC SA - one of the ultimate shareholders of the Company), and not of the Company itself, the cost of which is registered as an employee benefit in profit and losses with a credit to an equity reserve.

The fair value of equity-settled shares granted is estimated at the date of the grant using the market prices of MIC shares on that date.

For the deferred share plan, participants are granted shares based on past performance with 16.5% of the shares vesting on January 1 of each year 1 and 2, and the remaining 67% on January 1 of the third year. The vesting is conditional to the participant remaining employed by Comcel at each vesting date.

Under the performance share plan, shares granted vest at the end of the term of three years, subject to performance conditions, 62.5% based on the absolute total shareholder return (TSR) and 37.5% based on actual versus budgeted EBITDA – CAPEX – Changes on the working capital (“Free cash flow”). As the TSR represents a market condition, the fair value of the shares in the performance share plan share plan requires consideration of potential adjustments for future market-based conditions grant date.

For that, a specific valuation has been made at grant date on the probability of TSR being met (and to which extent) and the expected pay-out based upon leaving conditions.

The free cash flow (FCF) condition is a non-market measure, which has been considered jointly with the estimation of exit and is initially based on a probability of achievement of 100%. The reference share price for the 2019 Performance Share Plan is the same price per share as the deferred share plan.

According to IFRS 2 requirements, during the years ended on December 31, 2019, 2018 and 2017, the Company recognized in profit and loss Q969, Q3,552 and Q3,174 (note 21), respectively, related to the compensation to employees based on shares, with a credit to the equity account “other components of equity”.

19.	Income tax

The Company is subject to income tax and, thus, annually prepares and submits its corresponding income tax return to the tax authorities. For the fiscal years ended on December 31, 2019 and 2018, the Company adopted the optional simplified tax regime based on gross revenues (Régimen Opcional Simplificado sobre Ingresos de Actividades Lucrativas) for determining their current income tax expense, which is based on a 5% rate on the gross monthly revenues up to Q30, and 7% for gross

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

revenues in excess of said amount. Additionally, computed capital income and capital gains are taxed at the rate of 10%.

The principal components of expense for income tax for the years ended December 31:

		2019		2018		2017
Current tax
Income tax	Q	531,256	Q	501,040	Q	487,095
Deferred income tax
Recognition and reversion of temporary differences		4,099		7,636		(2,164)
Income tax reported in the statement of comprehensive income	Q	535,355	Q	508,676	Q	484,931

The calculation of current income tax for the years ended December 31, calculated using the optional simplified tax regime based on gross revenues, is presented below:

		2019		2018		2017

Revenues	Q	7,933,506	Q	7,506,053	Q	7,101,445
Adjustments to reconcile accounting revenue to tax based revenue:
Sales commissions		(293,060)		(283,463)		(284,890)
Taxable exchange gains		8,636		3,291		118,893
Deferred revenue		36,266		(72,527)		37,407
Accrued income		(85,948)		(11,382)		(6,495)
Other, net		(9,932)		15,845		(7,755)
Gross income		7,589,468		7,157,817		6,958,605
Income tax limit		(360)		(360)		(360)
Tax profit of the year		7,589,108		7,157,457		6,958,245
Income tax rate		7%		7%		7%
current income tax Sub-total		531,238		501,022		487,077
Fixed amount over the surplus of Q30		18		18		18
Current income tax	Q	531,256	Q	501,040	Q	487,095

The annual movement of the current income tax liability for the years ended December 31:

		2019		2018		2017

Income tax payable at beginning of year	Q	44,260	Q	54,211	Q	45,265
Current income tax expense		531,256		501,040		487,095
Less income tax paid during year		(527,122)		(510,991)		(478,149)
Income tax payable at end of year	Q	48,394	Q	44,260	Q	54,211

Income tax returns for the fiscal years ended on December 31, 2016, 2017, 2018 and 2019 might be reviewed by tax authorities. According the Tax Code, the right of the fiscal authorities to revise the income tax returns expires after 4 years counted from the date in which the return was submitted.

The determination of the effective rate was for the years ended December 31:

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

		2019		2018		2017

Revenues	Q	7,933,506	Q	7,506,053	Q	7,101,445
Current income tax rate		7%		7%		7%
Subtotal		555,345		525,424		497,101
Sales commissions		(20,514)		(19,842)		(19,942)
Taxable exchange gains		605		230		8,323
Other		(81)		2,864		(551)
Income tax (effective rate of 6.75%; 6.78%; 6.83%)	Q	535,355	Q	508,676	Q	484,931

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

The components of deferred income tax assets and liabilities are shown below:

		Statement of financial position						Statement of Comprehensive Income
		December 31						Year ended on December 31
		2019		2018		2017		2019		2018		2017
Deferred income tax assets:
Deferred revenue	Q	15,151	Q	12,613	Q	17,508	Q	2,538	Q	4,895	Q	(2,618)
Total deferred income tax assets		15,151		12,613		17,508		2,538		4,895		(2,618)

Deferred income tax liability:
Laptops revenue		72		150		34		(78)		116		(43)
Contract assets		25,271		21,999		-		3,372		1,841		-
Accrued income		9,863		6,420		5,636		3,443		784		497
Total liabilities for deferred income tax		35,206		28,569		5,670		6,637		27,41		454

Income tax loss (benefit)		-		-		-	Q	4,099	Q	7,636	Q	(2,164)
Deferred income tax, net	Q	(20,055)	Q	(15,956)	Q	11,838

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

The annual rollforward of deferred income taxes, net is presented below:

		2019		2018		2017

Net deferred income tax (liabilities) assets at the beginning of the year	Q	(15,956)	Q	11,838	Q	9,674
Tax income (expense) recognized in the statement of comprehensive income		(4,099)		(7,636)		2,164
Tax effect of the adoption of IFRS 15		-		(20,158)		-
Net deferred income tax (liability) asset at end of year	Q	(20,055)	Q	(15,956)	Q	11,838

At December 31, 2019 and 2018, the Company has no temporary deductible differences, tax losses or credits for which it has not recognized a deferred income tax asset in its statement of financial position.

There is no potential consequence for the Company related with the income tax that could affect the declaration or payment of dividends to its shareholders at December 31, 2019 and 2018.

20.	Cost of sales

The costs at December 31, are presented below:

		2019		2018		2017

Telephones and accessories	Q	673,659	Q	566,077	Q	190,846
Airtime		558,076		506,426		425,846
Estimate of expected credit losses (note 7)		68,835		44,179		68,673
Contract assets impairment (note 7)		55,049		661
Advertising costs		1,490		-		-
Other costs		16,197		13,991		12,879
	Q	1,373,306	Q	1,131,334	Q	698,244

21.	Operating expenses

A summary of the operating expenses for the year ended December 31, is presented below:

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

		2019		2018		2017

Depreciation and amortization (notes 11 and 12)	Q	991,047	Q	1,011,006	Q	1,077,378
Expenses related to network sites		519,795		569,455		594,377
Expenses by subcontracted personnel (note 21.1)		471,170		402,323		381,954
Commissions		403,460		374,469		357,355
General expenses		189,701		222,626		193,018
External services		119,452		128,060		139,377
Subsidies		73,560		79,108		437,237
Marketing expenses		33,445		25,400		28,146
Share-based incentive plans (note 18.4.1)		969		3,552		3,174
Rental and leasing		5,047		17,065		16,385
Impairment of property, plant and equipment and intangible assets		-		-		75,862
	Q	2,807,646	Q	2,833,064	Q	3,304,263

21.1    Expenses by subcontracted personnel

A summary of the subcontracted personnel expenses for the year ended December 31, is presented below:

		2019		2018		2017

Personnel costs (note 8)	Q	425,127	Q	368,238	Q	345,100
Travel and accommodation expenses		38,839		23,784		25,434
Training and recruitment		4,892		8,885		9,243
Insurance		2,312		1,416		2,177
	Q	471,170	Q	402,323	Q	381,954

22.	Other expenses

A summary of other expenses for the year ended December 31, is presented below:

		2019		2018		2017

Net loss on disposal on property, plant and equipment and intangibles (a)	Q	19,747	Q	43,932	Q	54,922
Other expenses		319		312		304
	Q	20,066	Q	44,244	Q	55,226

(a)	The cash received for the sale of property, plant and equipment and intangible assets in 2019 and 2018 was Q760 and Q2,393, respectively.

23.	Financial income and expenses

23.1	Financial income

A summary of the financial income for the year ended December 31, is presented below:

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

		2019		2018		2017

Financial interest	Q	180,991	Q	127,171	Q	92,851
Unrealized currency exchange differences		87,302		267,499		179,208
Realized currency exchange differences		-		78,336		11,406
	Q	268,293	Q	473,006	Q	283,465

23.2	Financial expenses
A summary of the financial expenses for the year ended December 31, is presented below:

		2019		2018		2017

Interest (bonds and bank loan)	Q	461,584	Q	443,237	Q	432,988
Unrealized currency exchange differences		131,411		435,753		34,631
Lease interest		103,672		-		-
Bank charges		12,708		8,743		37,893
Realized currency exchange differences		6,178		18,408		37,090
	Q	715,553	Q	906,141	Q	542,602

24.	Contingencies and litigations

At the date of issuance of these financial statements, Management has become aware of the following contingencies and litigations:

•
For the tax periods of 2005 and 2006, the Superintendence of Fiscal Administration initiated a process against Comcel for the omission of the withholding of the income tax to non-resident for a total of Q13,093 plus fines and charges. The likelihood of loss according to the Company’s legal advisors is remote.

•
During the tax period of 2007, the Superintendence of Fiscal Administration initiated a process against Comcel for the omission of the withholding of the income tax to non-resident for a total of Q11,930 plus fines and interests. The likelihood of loss according to the Company’s legal specialists is remote.

•
The Superintendence of Fiscal Administration has considered adjustments to the tax of Fiscal Stamps and Special Sealed Paper for Protocols for the payment of dividends through coupons for Q46,971 plus fines and interest. The likelihood of loss according to the Company’s legal specialists is remote.

At December 31, 2019 and 2018, the Company has not created a provision to cover any potential disbursement derived from these litigations, given that it considers that it has sufficient defenses to obtain a positive result on these procedures and no cash disbursements will be required.

Between 2017 and 2019, the International Commission Against Impunity in Guatemala (“CICIG”), and Guatemalan prosecutors have pursued investigations that have included the country´s telecommunications sector and Comcel. On September 3, 2019, the CICIG´s activities in Guatemala were discontinued, after the Guatemalan government did not renew the CICIG’s mandate.  As at December 31, 2019, Management has not been able to assess the potential impact, (if any), on these financial statements of any remedial actions that may need to be taken as a result of the investigations, or penalties that maybe imposed by law enforcement authorities. Accordingly, no provision has been recorded as of December 31, 2019.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

25.	Financial instruments risk management and objectives

The principal financial liabilities of the Company include accounts payable, accounts payable to related parties, accrued interest and loans. The primary purpose of these financial liabilities is to finance the operations of the Company. The Company’s principal financial assets include, cash, accounts receivable, accounts receivable from related parties and other financial assets.

The principal risks that could have an effect of relative importance over these financial instruments are the market risk, liquidity risk and credit risk. The Company with Management support and the Board of Directors, controls and manages these risks.

The Board of Directors revises and agrees the policies for the Management of these risks, which are summarized below:

•	Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as consequence of changes of the market prices. The market risk includes: the risk of interest rate, the foreign currency risk and other price risks such as equity price and commodity risk.

Management considers that the Company is exposed to the interest rate risk and the foreign currency risk.

•	Interest rate risk
The interest rate risk is the risk that the fair value of future flows of cash of a financial instrument will fluctuate as a consequence of the changes of the rates in the market interest. The exposure of the Company to such risk basically refers to the long-term obligations with variable interest rate.

The Company eliminated the exposure of this market risk when contracting loans at a fixed rate of 6.875% and 7.20% (see Note 13).

•	Exchange rate risk
The exchange rate risk represents the risk that the fair value of the future cash flows of financial instruments will fluctuate as a consequence of changes in the exchange rates of foreign currency. The exposure of the Company to the risk of changes in the foreign exchange rate is related mainly to its operating activities, i.e., when its revenues or expenses are reported in a different currency than the Company’s local currency.

At December 31, 2019 and 2018, the foreign reference exchange rates are established by the Central Bank of Guatemala, based on the market rates and demand. At December 31, 2019 and 2018, the reference exchange rates were of Q 7.69884 and Q 7.73695 per US$1.00, respectively. At March 11, 2020, date in which the Management of the Company approved the financial statements, the exchange rate was for Q 7.66021 per US$1.00.

The risk of exchange rate depends on the net financial position in foreign currency at the date of the financial statements. On the next table is a summary of the financial assets and liabilities denominated in foreign currency in US$ 000.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

		December 31
		2019		2018

Financial assets in foreign currency:
Cash (Note 6)	US$	101,137	US$	122,481
Accounts receivable (Note 7)		210		206
Accounts receivable to related parties (Note 8)		654,076		575,624
		755,423		698,311
Financial liabilities in foreign currency:
Loans (Note 13)		(790,616)		(779,000)
Accounts payable (Note 14)		(17,623)		(31,983)
Accounts payable to related parties (Note 8)		(4,029)		(4,125)
		(812,268)		(815,108)
Excess of liabilities over financial assets	US$	(56,845)	US$	(116,797)

Sensitivity analysis
The effect of change in the exchange rates of +0.5% / +0.5% in 2019 (+ 5% / -5% in 2018) over assets and liabilities denominated in foreign currency at December 31, 2019 and 2018, assuming the remaining variations are kept constant, would result in the recognition of a foreign exchange rate profit or loss of Q392 in 2019 (Q6,236 in 2018).

Credit risk
Credit risk is the risk that arises from the possibility that a counterparty is unable to comply with its obligation, which results in a financial loss for the Company. The Company is exposed to the risk of credit of the operating activities (mainly, accounts receivable, accounts receivable from related parties and other financial instruments) and financial activities, including deposits with banks and financial institutions.

The Company’s management does not believe there are significant risks of non-performance by these counterparties. The Company’s management has taken steps to diversify the banks with whom the Company operates and is managing the allocation of deposits across banks so that the Company’s counterparty risk with a given bank stays within limits which have been set based on each bank credit rating to avoid any significant exposure to a specific party.

A large portion of revenues comprises prepaid airtime. For customers for whom telecom services are not prepaid, the Company follows risk control procedures to assess the credit quality of the customer, considering its financial position, past experience and other factors.

Accounts receivable are mainly derived from balances due from other telecom operators or commercial customers. Credit checks are being performed for commercial customers. The Company maintains an allowance for impairment of accounts receivable based on the expected credit loss of all accounts receivable.

As the Company has a number of dispersed customers, there is no significant concentration of credit risk with respect to accounts receivable.

The maximum exposure to credit risk at the date of the financial statements is the carrying value for each class of financial asset.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

Liquidity risk
The liquidity risk is the risk in which an entity finds difficulty to comply with the obligations associated with financial liabilities to be liquidated through the delivery of cash or another financial assets. The Company provides daily follow-up to its liquidity position, maintaining liquid assets higher than liquid liabilities, considering the expected conversion to cash of its financial assets, and completes periodical projections of cash flows with the purpose of proactively managing its cash flows.

The following chart summarizes the maturity of the financial liabilities of the Company:

		Current		From 3 to 12 months		More than 1 year and less than 5 years		More than 5 years and less than 10 years		Total
At December 31, 2019:
Current liabilities
Accounts payable	Q	217,765	Q	255,637	Q	-	Q	-	Q	473,402
Accounts payable to related parties		-		379,511		-		-		379,511
Accrued interest		-		180,324		-		-		180,324
Lease liabilities (undiscounted)		65,477		168,518		-		-		233,995
Other accounts payable		20,428		27,079		-		-		47,507
Non-current liabilities
Loans		-		-		6,261,144		-		6,261,144
Lease liabilities (undiscounted)		-		-		818,229		758,895		1,577,124
	Q	303,670	Q	1,011,069	Q	7,079,373	Q	758,895	Q	9,153,007

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

		Current		From 3 to 12 months		More than 1 year and less than 5 years		More than 5 years and less than 10 Years		Total
At December 31, 2018:
Current liabilities
Accounts payable	Q	255,549	Q	299,992	Q	-	Q	-	Q	555,541
Accounts payable to related parties		-		271,675		-		-		271,675
Accrued interest		-		171,446		-		-		171,446
Other accounts payable		18,441		24,287		-		-		42,728
Non-current liabilities
Loans		-		-		-		6,273,696		6,273,696
	Q	273,990	Q	767,400	Q	-	Q	6,273,696	Q	7,315,086

26.	Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit ratio and healthy capital ratios to support its business and maximize profits.

The Company manages its capital structure and timely requests any adjustments by its shareholders to the extent necessary due to changes in economic conditions. To maintain or adjust the capital structure, the Company may request shareholders to adjust previously agreed dividends, capital returns, or increase capital contributions if necessary.

27.	Financial instruments – information about fair values

The primary financial instruments of the Company consist of cash and accounts receivable, accounts receivable form related parties, other financial assets, accounts payable, accounts payable from related parties, accrued interest and loans.

The fair value of all financial assets and all financial liabilities, except for debt and financing, approximate their carrying value largely due to the short-term maturities of these instruments. The fair values of other debt and financing have been estimated by the Company’s management based on discounted future cash flows at market interest rates (level 2).

Below is a comparison of the debt’s carrying amount and the fair value at December 31:

	Carrying value				Fair value
		2019		2018		2019		2018

Loans	Q	6,261,144	Q	6,273,696	Q	6,067,086	Q	5,946,085

Fair value estimates are made on the date of the financial statements, based on relevant market information and on information related to the financial instruments.

The nature of these estimates is subjective and involves uncertain aspects and Management’s judgment, therefore these amounts are not determined with absolute precision. Consequently, should there be changes in the assumptions on which these estimates are based they could differ from the final results.

Comunicaciones Celulares, S.A.
Notes to financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of Quetzals)

Fair value hierarchy
The Company uses the following hierarchy to determine and disclose the fair value of financial instruments by valuation technique:

Level 1: Quoted prices (or adjusted) in active markets for identical financial assets and liabilities.

Level 2: Techniques that use different inputs to the quoted prices included in the same, observable for the assets or liabilities, whether directly or indirectly.

Level 3: Techniques that use inputs with significant effect over the reasonable value not based on data of observable market.

28.	Events after the date of the financial position statement

The Company has no knowledge of any subsequent events since December 31, 2019 and up to the date of approval of these financial statements that might have an impact or might require additional disclosures to them.

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